Exhibit 11.0

Calculation of Earnings per Share*

	December 31,
	2005	2004	2003
Weighted Average Shares Outstanding	4,063	4,045	4,028
Common Stock Equivalents	124	97	63
Average Common Shares and Equivalents, Fully Diluted	4,187	4,141	4,091
Net Income ($000)	$2,981	$2,173	$1,674
Basic Earnings per Share	$0.73	$0.54	$0.42
Diluted Earnings per Share	$0.71	$0.52	$0.41

*	Adjusted to effect a four-for-three stock split in the form of a stock dividend paid on December 3, 2004.